BALATON POWER INC.
Suite 206 - 20257 54th Avenue
Langley, British Columbia V3A 3W2
Telephone: (604) 533-5075 Fax: (604) 533-5065

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Take notice that the annual general and special meeting (the "Meeting") of Shareholders of Balaton Power Inc. (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on December 22, 2010 at 2:00 p.m., local time, for the following purposes:

A.      Annual General Meeting Matters

1.     To receive the report of the directors of the Company, the financial statements of the Company for its fiscal year ended December 31, 2009 and the report of the auditor thereon.

2.     To elect directors of the Company for the ensuing year.

3.     To appoint an auditor of the Company for the ensuing year.

B.     Special Meeting Matters

1.     Consolidation of Common Shares - To approve an ordinary resolution to consolidate five Common Shares in the capital of the Company into one Common Share and, if the consolidation is implemented by the board of directors, the contemplated share consolidation be in a form acceptable to the regulatory authorities.

2.     Adoption of New Articles - To approve a special resolution to replace the Company's Articles with new Articles, as more particularly set out in the accompanying Information Circular.

3.     Share Option Plan - To approve the adoption of a new form of share option plan, as more particularly set out in the accompanying Information Circular.

C.     General Matters

1.     To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. Copies of the new Articles and new Share Option Plan are available for inspection by shareholders at the Company's records office during regular business hours or are available upon request to the Company.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Unregistered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder

DATED at Langley, British Columbia, November 18, 2010.

BY ORDER OF THE BOARD

"Michael Rosa"

Michael Rosa
President and Chief Executive Officer